--------
 FORM 4             U.S. SECURITIES AND EXCHANGE COMMISSION
--------                       Washington, DC  20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or 5 obligations may continue. See Instruction 1(b)

================================================================================
1. Name and Address of Reporting Person

    Shapleigh                         John                                  C.
--------------------------------------------------------------------------------
   (Last)                            (First)                            (Middle)

440 S. Price Road
--------------------------------------------------------------------------------
                                     (Street)

Ladue                                  MO                                  63124
--------------------------------------------------------------------------------
   (City)                            (State)                               (Zip)


2. Issuer Name and Ticker or Trading Symbol

Brooks Fiber Properties, Inc.
Nasdaq symbol "BFPT"

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year

January 1998

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer (Check all applicable)

   [ ] Director
   [ ] 10% Owner
   [X] Officer (give title below)

Executive Vice President - Regulatory and Corporate Development
-------------------------------------------------------------------------------
   [ ] Other (specify below)

-------------------------------------------------------------------------------

7. Individual or Joint/Group Filing

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

------------------------------------------------------------------------------------------------------------------------------------
                          Table 1 - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Transaction Date  3. Transaction  4. Securities Acquired     5. Amount of     6. Ownership   7. Nature of
   (Instr. 3)            (Month/Day/Year)     Code            (A) or Disposed of (D)     Securities       Form:          Indirect
                                              (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially     Direct         Beneficial
                                                                                         Owned at         (D) or         Ownership
                                                                                         End of Month     Indirect       (instr. 4)
                                                                                         (Instr. 3        (I)
                                                                                         and 4)           (Instr. 4)
--------------------  -------------------  --------------  -------------------------  ---------------  -------------  --------------
                                            Code     V      Amount   (A)     Price
                                                                      or
                                                                     (D)
                                           ------  ------  --------  ---  ----------
Common Stock          1/23/98              X               520       A    $22.17                       I              (1)

Common Stock          1/23/98              J(2)            206       D    $55.96                       I              (1)

Common Stock          1/29/98              J(3)            724       D    (3)         0                I              (1)

Common Stock          1/29/98              J(3)            176,167   D    (3)         0                D

Common Stock          1/29/98              J(3)            8,080     D    (3)         0                I              (4)

Common Stock          1/29/98              J(3)            4,630     D    (3)         0                I              (5)

====================================================================================================================================

* If the Form is  filed  by more  than one  Reporting  Person,  see  Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                              (Print or Type Response)

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------

Common      $22.17    1/23/98   X               520     Immed.   5/31/98  Common  520               0           I         (1)
Stock                                                                     Stock
Warrants
(right to
buy)

Employee    $12.50    1/29/98   J(6)            53,334  Immed.   2/19/06  Common  53,334   (6)      0           D
Stock                                                                     Stock
Option
(right to
buy)


Explanation of Responses: (1) Represents securities owned directly by Stifel, Nicholas & Co. as custodian for the John C. Shapleigh IRA. (2) Represents withholding of shares in payment of the exercise price of the common stock warrants. (3) Each outstanding share of Brooks Fiber Properties, Inc. ("BFP") common stock was exchanged for 1.85 shares of WorldCom, Inc. ("WorldCom") common stock, having a value of $34.984 per share, pursuant to the merger of a wholly-owned subsidiary of WorldCom into BFP (the "Merger"). (4) Represents securities owned directly by John C. Shapleigh Holdings, L.P., of which the reporting person is a general partner. The reporting person disclaims beneficial ownership of such securities, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose. (5) Represents securities owned directly by Anne T. Shapleigh, the wife of the reporting person. The reporting person disclaims beneficial ownership of such securities, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose. (6) This option was assumed by WorldCom in the Merger and is now exercisable for 98,668 shares of WorldCom common stock at an exercise price of $6.757 per share.


              **Intentional misstatements or omissions of facts
                   constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

John C. Shapleigh                                        February 7, 1998
---------------------------------------------       ---------------------------
     **Signature of Reporting Person                           Date

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.